Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

June 30, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:           Protective Life Corporation
  Form 10-K for fiscal year ended December 31, 2007
  File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Annual Report”) contained in your letter dated May 16, 2008 addressed to Mr. Stephen G. Walker.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1:

We acknowledge your response to comment one in our February 19th letter.  We continue to believe, however, that given the magnitude of your reinsurance activities, additional disclosure about the methods, judgments and assumptions used in your application of SFAS 113 would benefit investors.  For example, we understand that the cost of reinsurance for long duration policies is based on an analysis of expected cash flows between the ceding and assuming companies on a discounted basis.  These net reinsurance cash flows are adjusted so that they represent a constant percentage of premium income for reinsurance of SFAS 60 products and expected gross profits for reinsurance of SFAS 97 products.  Please revise your disclosure to describe the methods and assumptions used to recognize the cost of reinsurance.  Also, for each segment disclose the effect on your financial position and operations of reasonably likely changes in these assumptions.

Response:

Note to SEC Staff:  The reinsurance section of “Critical Accounting Policies” will be revised as follows:

Reinsurance - For each of our reinsurance contracts, we must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We must review all contractual features, particularly those that may limit the amount of insurance risk to which we are subject or features that delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on our consolidated balance sheets. Fees earned on the contracts are reflected as other revenues, as opposed to premiums, on our consolidated statements of income.

The balance of the reinsurance is due from a diverse group of reinsurers. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, could have a material adverse effect on our results of operations and financial condition.  As of December 31, 2007 our third-party reinsurance receivables amounted to $5.1 billion.  These amounts include ceded reserve balances and ceded benefit payments.

The Company accounts for reinsurance as required by SFAS 113 (“Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”). In addition to SFAS 113, the Company relies on SFAS 60 (“Accounting and Reporting by Insurance Enterprises”) and SFAS 97 (“Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”) as applicable. In accordance with those pronouncements, costs for reinsurance are amortized as a level percentage of premiums for SFAS 60 products and a level percentage of estimated gross profits for SFAS 97 products. Accordingly, ceded reserve and deferred acquisition cost balances are established using methodologies consistent with those used in establishing direct policyholder reserves and deferred acquisition costs.  Establishing these balances requires the use of various assumptions including investment returns, mortality, persistency, and expenses.  The assumptions made for establishing ceded reserves and ceded deferred acquisition costs are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs.

Assumptions are also made regarding future reinsurance premium rates and allowance rates. Assumptions made for mortality, persistency, and expenses are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs.  Assumptions made for future reinsurance premium and allowance rates are consistent with rates provided for in the Company’s various reinsurance agreements.  For certain of the Company’s reinsurance agreements, premium and allowance rates may be changed by reinsurers on a prospective basis, assuming certain contractual conditions are met (primarily that rates are changed for all companies with which the reinsurer has similar agreements).  The Company does not anticipate any changes to these rates and, therefore, has assumed continuation of these non-guaranteed rates.  To the extent that future rates are modified, these assumptions would be revised and both current and future results would be affected. For products subject to SFAS 60, assumptions are not changed unless projected future revenues are expected to be less than future expenses. For products subject to SFAS 97, assumptions are periodically updated whenever actual experience and/or expectations for the future differ from that assumed.  When assumptions are updated, changes are reflected in the income statement as part of an “unlocking” process. For the three years ending December 31, 2007, there have been no changes to reinsurance premium and allowance rates that would require an update of assumptions and subsequent unlocking of balances under FAS 97.

Results By Business Segment

Comment 2:

Please refer to your response to comment two in our February 19th letter.  Please revise your disclosure to discuss how changes made to your reinsurance agreements impact the cost of reinsurance disclosed for each segment.  Also, as originally requested, please disclose any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on your financial position, operating results and cash flows.  In addition, please revise your disclosure to address the following:

•
Your disclosure does not quantify or explain changes in the relationship between cost of reinsurance and premium income recognized for SFAS 60 products and expected gross profits for SFAS 97 products.  Quantify and explain variations in these relationships for each segment and period presented

•
You state that “premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost.”  In view of the magnitude of your reinsurance activities, describe and quantify the impact of variations between the reinsurance cost assumption in your premium rates and the actual cost of reinsurance for each business segment and period presented.

•
You state that “increasing costs of reinsurance continues to present challenges both from a new product pricing and capital management perspective.”  In view of the magnitude of your reinsurance activities, quantify the increases in cost of reinsurance for each period presented and the reasonably likely increases expected in future periods.

•
You appear to have changed your Life Marketing disclosure related to reinsurance allowances for 2006 and 2005 by increasing allowances received and amounts deferred by the same amount.  Please explain to us why you made these changes to your disclosure.

Response:

Note to SEC Staff:  Management’s Discussion and Analysis (“MD&A) will be revised to reflect the following discussion related to reinsurance for the Life Marketing segment.  No changes are proposed for the Acquisitions or Asset Protection segments since the disclosures seem to describe the year-to-year fluctuations.

In addition, we propose to make additional disclosures in the “Reinsurance Ceded” section of Item 1 to provided additional information regarding the Company’s use of reinsurance.  The additional disclosure follows the revised MD&A disclosure below.

In response to the fourth bullet point above, please note that changes were made to the Life Marketing disclosure related to reinsurance allowances for 2006 and 2005 to correct amounts disclosed for those years.  These changes had no impact on amounts recognized in the segment’s or Company’s income statement, balance sheet or statement of cash flows.

Reinsurance

Currently, the Life Marketing segment reinsures significant amounts of its life insurance in-force.  Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums.  Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business.  A portion of reinsurance allowances received is deferred as part of DAC and a portion is recognized immediately as a reduction of other operating expenses.  As the non-deferred portion of allowances reduces operating expenses in the period received, these amounts represent a net increase to operating income during that period.

Reinsurance allowances do not affect the methodology used to amortize DAC or the period over which such DAC is amortized.  However, they do affect the amounts recognized as DAC amortization.  DAC on SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, products is amortized based on the estimated gross profits of the policies in force.  Reinsurance allowances are considered in the determination of estimated gross profits, and therefore impact SFAS No. 97 DAC amortization.  Deferred reinsurance allowances on SFAS No. 60, Accounting and Reporting by Insurance Enterprises, policies are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in force.  Thus, deferred reinsurance allowances on SFAS No. 60 policies impact SFAS No. 60 DAC amortization. A more detailed discussion of the accounting for reinsurance allowances can be found in the Reinsurance section of Note 2, Summary of Significant Accounting Policies, to our Consolidated Financial Statements.

Impact of reinsurance

Reinsurance impacted the Life Marketing segment line items as shown in the following table:

Dollars in Thousands
	For The Year Ended December 31,
	2007	2006	2005
REVENUES
Reinsurance ceded	$(913,249)	$(906,590)	$(902,055)
Total Revenues	(913,249)	(906,590)	(902,055)

BENEFITS AND EXPENSES
Benefit and settlement expenses	(985,829)	(958,093)	(912,766)
Amortization of deferred policy acquisition costs	(61,050)	(49,914)	(61,231)
Other operating expenses (1)	(138,730)	(132,775)	(137,617)
Total Benefits and Expenses	(1,185,609)	(1,140,782)	(1,111,614)

NET IMPACT OF REINSURANCE (2)	$272,360	$234,192	$209,559

Allowances received	$252,108	$259,233	$306,094
Less: amount deferred	(113,378)	(126,458)	(168,477)
Allowances recognized (ceded other operating expenses) (1)	$138,730	$132,775	$137,617

(1) Other operating expenses ceded per the income statement are equal to reinsurance allowances recognized after capitalization.

(2)  Assumes no investment income on reinsurance.  Foregone investment income would substantially reduce the favorable impact of reinsurance.  The Company estimates that the impact of foregone investment income would be to reduce the net impact of reinsurance by 85% to 95%.

The table above does not reflect the impact of reinsurance on our net investment income.  By ceding business to the assuming companies, we forgo investment income on the reserves ceded.  Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on the business we cede.  The net investment income impact to us and the assuming companies has not been quantified. The impact of including foregone investment income would be to substantially reduce the favorable net impact of reinsurance reflected above.  The Company estimates that the impact of foregone investment income would be to reduce the net impact of reinsurance presented in the table above by 85% to 95%.  The Life Marketing segment’s reinsurance programs do not materially impact the “other income” line of our income statement.

As shown above, reinsurance had a favorable impact on the Life Marketing segment’s operating income in the years 2005 through 2007. The impact of reinsurance is largely due to the Company’s quota share coinsurance program in place prior to mid 2005. Under that program, 90% of the segment’s term premiums were ceded to reinsurers. Since mid 2005, a much smaller percentage of overall term premiums are ceded due to the Company’s change in reinsurance strategy on term business discussed previously. As a result of that change, the relative impact of reinsurance on the Life Marketing segment’s overall results is expected to decrease over time. While the significance of reinsurance is expected to decline over time, the overall impact of reinsurance for a given year may fluctuate due to variations in mortality and unlocking of balances under FAS 97.

Premiums and policy fees ceded had been rising over a number of years with increases in our in force blocks of traditional (primarily term life) and universal life business. The change in our term life reinsurance strategy in mid-2005 had the effect of dramatically reducing reinsurance on new policies issued and led to relatively flat overall ceded premiums in 2006 compared to 2005 and in 2007 compared to 2006. Term life ceded premiums decreased approximately $35 million from 2005 to 2006 and $19 million from 2006 to 2007.  Increased ceded premiums in other lines, primarily universal life, accounted for the overall increase in ceded premiums in both years.

Ceded benefits and settlement expenses increased in 2006 and 2007 largely due to growth in the claims on our in force universal life business. Ceded term life benefits and settlement expenses increased $9 million from 2005 to 2006 and $10 million from 2006 to 2007 as increasing ceded death benefits more than offset declining ceded reserve increases.  Ceded universal life benefits and settlement expenses increased $38 million from 2005 to 2006 primarily due to larger ceded reserve increases driven by the growth of this business. Higher universal life claims in 2007 more than offset the lower reserve increases as compared to 2006.  Ceded benefit expenses will fluctuate over time, largely as a function of the segment’s overall variations in death benefits incurred.

Ceded amortization of deferred policy acquisition costs decreased in 2006 primarily due to unlocking in the universal life lines, which was substantially offset by unlocking of the related direct deferred policy acquisition costs. Ceded amortization will fluctuate over time largely as a function of changes to assumptions or fluctuations in results on direct deferred policy acquisition costs.

Ceded other operating expenses are based on allowances received from reinsurers. Total allowances received in 2006 and 2007 decreased compared to the previous year primarily due to the change in our term life reinsurance strategy from 90% first dollar quota share coinsurance to use of yearly renewable term reinsurance on amounts in excess of $1,000,000.  Deferred allowances declined in both 2007 and 2006 due to the change in our term reinsurance program in mid-2005.  The decline in 2006 was driven by lower ceded first year premium and lower resulting allowances, because a significant portion of first year allowances are typically deferred.

Note to SEC Staff:  The “Reinsurance Ceded” section of Item 1 will be revised to provide more information related to the Company’s use of reinsurance.  The revised “Reinsurance Ceded” section of Item 1 is presented below:

Reinsurance Ceded

The Company’s insurance subsidiaries cede insurance to other insurance companies.  The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.  The Company has also reinsured guaranteed minimum death benefit (“GMDB”) claims under our variable annuity contracts.

The Company has historically used reinsurance for a variety of purposes. Generally, reinsurance allows the Company to lock in its mortality cost, limit its exposure to individual risks and also may limit volatility in reported results. Historically, reinsurance has been actively used in the management of capital deployed in the Company’s traditional life business.  In some cases, reinsurance has also been used to enhance the overall profitability of the Company’s products.

Changes to this approach are discussed below.

For approximately 10 years prior to mid-2005, the Company entered into reinsurance contracts in which the Company ceded a significant percentage, generally 90%, of its newly written business on a first dollar quota share basis. The Company’s traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term (“YRT”) contracts. During this time, the Company utilized coinsurance on its traditional life business to lock in mortality costs at favorable rates, while reducing the amount of capital deployed and increasing overall returns. The Company continues to reinsure 90% of the mortality risk, but not the account values, on its newly written universal life insurance.

During recent years, the life reinsurance market continued the process of consolidation and tightening, resulting in a higher net cost of reinsurance for much of our life insurance business.  The Company has also been challenged by changes in the reinsurance market which have impacted management of capital, particularly in the Company’s term life business which is required to hold reserves pursuant to Regulation XXX.  In response to these challenges, in 2005 the Company reduced its overall reliance on reinsurance by changing from coinsurance to YRT reinsurance arrangements for newly issued traditional life products.  Additionally in 2005, for newly issued traditional life products, the Company increased, from $500,000 to $1,000,000, the amount of insurance it will retain on any one life. During 2008, the Company has increased its retention limit to $2,000,000 on certain of its traditional life products. These YRT arrangements are utilized to limit the Company’s exposure to large claims, and are not a significant factor in capital management or the overall profitability of the business.

In order to fund the additional statutory reserves required as a result of these changes in the Company’s reinsurance arrangements, the Company established a surplus notes facility under which the Company issued an aggregate of $800 million of non-recourse funding obligations through December 2007. In addition, during 2007 the Company established a surplus notes facility relative to its universal life products.  Under this facility, the Company issued $575 million of non-recourse funding obligations that will be used to fund statutory reserves required by the Valuation of Life Insurance Policies Model Regulation (“Regulation XXX”), as clarified by Actuarial Guideline 38 (commonly known as “AXXX”). The Company has received regulatory approval to issue additional series of its floating rate surplus notes up to an aggregate of $675 million principal amount. The Company’s maximum retention for newly issued universal life products is $1,000,000.

During 2006, immediately after the closing of the Company’s acquisition of the Chase Insurance Group, the Company entered into agreements with Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”) and Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the “Wilton Re Group”), whereby CALIC reinsured 100% of the variable annuity business of the Chase Insurance Group and the Wilton Re Group reinsured approximately 42% of the other insurance business of the Chase Insurance Group.

At December 31, 2007, the Company had insurance in force of $765.2 billion of which approximately $532.0 billion was ceded to reinsurers.  See Note 8, Reinsurance to Consolidated Financial Statements for additional information related to the Company’s use of reinsurance.

*           *           *           *           *

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer